

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2014

<u>Via E-mail</u>
Rory J. Cutaia
Chairman and Chief Executive Officer
bBooth, Inc.
1157 North Highland Avenue, Suite C
Hollywood, California 90038

> **Re: bBooth, Inc.**
> **Current Report on Form 8-K**
> **Filed October 22, 2014**
> **File No. 333-187782**

Dear Mr. Cutaia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2.01 Completion of Acquisition or Disposition of Assets</u>

<u>Acquisition of bBooth, page 1</u>

1.   We note the statement under "Distribution Methods" that you currently have placed only one booth in one shopping center. Please revise the description of your business throughout the filing to reflect this, and to avoid the suggestion that you have numerous active booths. As examples only, we note the following passages: "booths are being deployed in shopping malls"; "embraced by mall operators"; "expected to be a nationwide bBooth retail operation"; "bBooths are placed prominently in the common areas."

<u>bBooth Private Placement, page 2</u>

2.   Please disclose the exemption from registration that you relied on in making this private placement and the facts that supported that exemption.

Description of Business, page 3

3.   Please revise your Business description throughout to clarify your timing with respect to your business plan. Please distinguish between current and future activities. For example, you state that bBooth "is building bMobile," "is developing content in-house" and that "bRecords is bBooth's record label." If these and other such activities are only in the planning stages, avoid describing them in the present tense and disclose when you expect to begin operations in those parts of your business plans.

4.   Please file the agreements with MTV and the Westfield Topanga Shopping Center as exhibits. Disclose all material aspects of those agreements. For example, is there a termination date for the deployment of the booth at the shopping center? We also note that the second risk factor on page 12 suggests that your production of "The Audition" may not be brought to air.

5.   Revise to clarify whether you have any agreements with shopping malls in the cities you mention under "Distribution Methods."

Principal Products, page 7

6.   Please revise this section to explain more fully how you expect to generate revenue from each of these sources. In particular, in light of the risk factor on page 14 discussing the importance of advertising revenues, provide a full discussion of how you expect to obtain such revenue, from what types of advertising, and how such advertisements will be displayed.

Growth, page 19

7.   You state that management "expects that our company will undergo a long sustained growth trend" internationally, although you have only a single booth currently functioning. Please revise to provide a clearer basis for such expectations. We note in this regard your risk factors discussing (on page 7) how difficult it may be for you to "grow or maintain our revenues from operations" and how audition-related reality television programs have declined in popularity.

Industry Trends, page 20

8.   Please provide a stronger basis for your claims, for example, that your company is "uniquely well-positioned" to take advantage of the popularity of social media, or that you will be able to position the company "at the forefront of the video and music streaming and sharing revolution."

9.   Please provide a clear citation to any reports and industry analysis that you cite or upon which you rely, for example, statistics from Cisco and Nielsen SoundScan. Also, please furnish us supplementally with marked copies of any such materials. Mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Directors, Executive Officers and Control Persons, page 25

10.   Please revise the Business Experience section to clarify each person's experience for at least the last five years, including dates wherever possible. For example, there is no clear disclosure for Kim Watson's business activities during the past five years. Refer to Item 401(e) of Regulation S-K.

11.   For James Geiskopf, please disclose the experience and qualifications that led the company to conclude that he should serve on the board. Refer to Item 401(e)(1) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director